Exhibit 99.1

SOHU.COM REPORTS FOURTH QUARTER AND FISCAL YEAR 2018 UNAUDITED FINANCIAL RESULTS

BEIJING, February 1, 2019 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, search and gaming business group, today reported unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter Highlights

•	Total revenues[1] were US$482 million[2], down 5% year-over-year and up 5% quarter-over-quarter.

•	Brand advertising revenues were US$57 million, down 20% year-over-year and flat quarter-over-quarter.

•	Search and search related advertising revenues[3] were US$277 million, up 12% year-over-year and 8% quarter-over-quarter.

•	Online game revenues were US$94 million, down 14% year-over-year and 2% quarter-over-quarter.

•	Operating loss for Sohu Video was US$30 million, compared with a loss of US$69 million in the fourth quarter 2017.

•	GAAP net income attributable to Sohu.com Limited was US$15 million, compared with a net loss of US$295 million in the fourth quarter of 2017.

•	Non-GAAP net loss attributable to Sohu.com Limited was US$59 million, compared with a net loss of US$78 million in the fourth quarter of 2017.

•

In the fourth quarter of 2018, Changyou recognized a US$16 million charge for goodwill impairment. Excluding the effect of this goodwill impairment charge, non-GAAP net loss attributable to Sohu.com Limited would have been US$48 million.

Fiscal Year 2018 Highlights

•	Total revenues were US$1.88 billion, up 1% compared with 2017.

•	Brand advertising revenues were US$232 million, down 26% compared with 2017.

•	Search and search related advertising revenues were US$1.02 billion, up 28% compared with 2017.

•	Online game revenues were US$390 million, down 13% compared with 2017.

•	Operating loss for Sohu Video was US$140 million, compared with a loss of US$302 million in 2017.

•

GAAP net loss attributable to Sohu.com Limited was US$161 million, compared with a net loss of US$556 million in 2017. Non-GAAP net loss attributable to Sohu.com Limited was US$237 million, compared with a net loss of US$310 million in 2017.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “During 2018, as we faced a challenging macroeconomic environment, we focused our resources on key mobile products and worked hard to improve operating efficiencies. While annual revenues were largely flat compared with 2017, our bottom line performance was meaningfully improved thanks to a variety of cost saving efforts. For Sohu Media Portal, daily active users of Sohu News App, our flagship mobile product, outpaced the industry’s growth, benefitting from superior content and continued upgrades of the recommendation engine. For Sohu Video, we focused on original program production, providing users unique and high quality dramas and shows. In the meantime, we significantly cut spending on traditional TV programs and successfully lowered the segment loss over 50% from 2017. In 2018, Sogou’s mobile search and mobile keyboard continued to gain user traction while its leading AI capabilities have been not only recognized in international contests, but also applied to new commercial use cases. Lastly, Changyou delivered in-line financial results supported by solid performance of TLBB PC and mobile games. For 2019, Changyou will strengthen its R&D capabilities to launch more hit games.”

[1]

The Company has adopted ASU No. 2014-09, “Revenue from Contracts with Customers” beginning January 1, 2018. The only significant impact of the standard is that revenues and expenses related to advertising barter transactions will be recognized beginning January 1, 2018. The impact for the fourth quarter of 2018 was approximately US$6 million for both revenues and cost of revenues and expenses, most of which were generated from Sogou.

[2]

On a constant currency (non-GAAP) basis, if the exchange rate in the fourth quarter of 2018 had been the same as it was in the fourth quarter of 2017, or RMB6.61=US$1.00, US$ total revenues in the fourth quarter of 2018 would have been US$504 million, or US$22 million more than GAAP total revenues, and down 1% year-over-year.

[3]	Search and Search related advertising revenues exclude intra-Group transactions.

Fourth Quarter Financial Results

Revenues

Total revenues for the fourth quarter of 2018 were US$482 million, down 5% year-over-year and up 5% quarter-over-quarter.

Total online advertising revenues, which include revenues from the brand advertising and search and search-related advertising businesses, for the fourth quarter of 2018 were US$334 million, up 5% year-over-year and 7% quarter-over-quarter.

Brand advertising revenues for the fourth quarter of 2018 totaled US$57 million, down 20% year-over-year and flat quarter-over-quarter. The year-over-year decrease was mainly due to decreases in video and real estate advertising revenues.

Search and search-related advertising revenues for the fourth quarter of 2018 were US$277 million, up 12% year-over-year and 8% quarter-over-quarter.

Online game revenues for the fourth quarter of 2018 were US$94 million, down 14% year-over-year and 2% quarter-over-quarter. The year-over-year decrease was due to the natural decline in revenue of the Company’s older games, including Legacy TLBB Mobile.

Gross Margin

Both GAAP and non-GAAP4 gross margin was 43% for the fourth quarter of 2018, compared with 46% in the fourth quarter of 2017 and 43% in the third quarter of 2018.

Both GAAP and non-GAAP gross margin for the online advertising business for the fourth quarter of 2018 was 32%, compared with 37% in the fourth quarter of 2017 and 32% in the third quarter of 2018.

GAAP gross margin for the brand advertising business in the fourth quarter of 2018 was 26%, compared with negative 16% in the fourth quarter of 2017 and 23% in the third quarter of 2018. Non-GAAP gross margin for the brand advertising business was 26%, compared with negative 17% in the fourth quarter of 2017 and 23% in the third quarter of 2018. The year-over-year margin improvement was mainly due to decreased video content cost and impairment charges for video content cost recognized in the fourth quarter of 2017.

Both GAAP and non-GAAP gross margin for the search and search-related advertising business in the fourth quarter of 2018 was 34%, compared with 52% in the fourth quarter of 2017 and 34% in the third quarter of 2018. The year-over-year decrease primarily resulted from increases in traffic acquisition costs outpacing revenue growth.

Both GAAP and non-GAAP gross margin for online games in the fourth quarter of 2018 was 85%, compared with 84% in the fourth quarter of 2017 and 84% in the third quarter of 2018.

Operating Expenses

For the fourth quarter of 2018, GAAP operating expenses totaled US$254 million, down 8% year-over-year and up 2% quarter-over-quarter. Non-GAAP operating expenses were US$252 million, down 1% year-over-year and up 2% quarter-over-quarter. The year-over-year decrease in GAAP operating expenses was mainly due to decreases in salary and benefit expenses. Operating expenses for the fourth quarter of 2018 included an approximately US$16 million impairment charge recognized by Changyou related to its 17173.com website business.

[4]

Non-GAAP results exclude share-based compensation expense; non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividends and deemed dividends to non-controlling preferred shareholders of Sogou; a one-time income tax expense recognized in the fourth quarter of 2017 as a result of the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “TCJA”); the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest accrued in relation to the previously unrecognized tax benefit. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Operating Loss

GAAP operating loss for the fourth quarter of 2018 was US$48 million, compared with an operating loss of US$41 million in the fourth quarter of 2017 and an operating loss of US$49 million in the third quarter of 2018.

Non-GAAP operating loss for the fourth quarter of 2018 was US$46 million, compared with an operating loss of US$22 million in the fourth quarter of 2017 and an operating loss of US$47 million in the third quarter of 2018.

Other Income

Other income for the fourth quarter of 2018 was US$13 million, compared with other income of US$4 million in the fourth quarter of 2017 and other income of US$29 million in the third quarter of 2018. The year-over-year increase was mainly attributable to an increase in gain from Sogou’s short-term investments in the fourth quarter of 2018. The quarter-over-quarter decrease was mainly attributable to Sogou’s US$18 million gain from one of its equity investments in the third quarter of 2018.

Income Tax Expense

GAAP income tax benefit was US$70 million for the fourth quarter of 2018, compared with income tax expense of US$234 million in the fourth quarter of 2017 and income tax benefit of US$13 million in the third quarter of 2018. Non-GAAP income tax expense was US$5 million for the fourth quarter of 2018, compared with income tax expense of US$19 million in the fourth quarter of 2017 and income tax benefit of US$12 million in the third quarter of 2018.

The change from GAAP income tax expense to income tax benefit for the fourth quarter of 2018 from the fourth quarter of 2017 and the increase in income tax benefit from the third quarter of 2018 mainly resulted from a one-time income tax expense recognized in the fourth quarter of 2017 as a result of the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “TCJA”); the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest accrued in relation to the previously unrecognized tax benefit5.

Net Income/(Loss)

GAAP net income attributable to Sohu.com Limited for the fourth quarter of 2018 was US$15 million, or US$0.37 income per fully-diluted ADS, compared with a net loss of US$295 million in the fourth quarter of 2017 and a net loss of US$35 million in the third quarter of 2018. Non-GAAP net loss attributable to Sohu.com Limited for the fourth quarter of 2018 was US$59 million, or US$1.50 loss per fully-diluted ADS, compared with a net loss of US$78 million in the fourth quarter of 2017 and a net loss of US$32 million in the third quarter of 2018.

Liquidity

As of December 31, 2018, cash and cash equivalents and short-term investments held by the Sohu Group, minus short-term bank loans, were US$1.73 billion, compared with US$2.12 billion as of December 31, 2017.

Fiscal Year 2018 Financial Results

Revenues

Total revenues for 2018 were US$1.88 billion, up 1% compared with 2017.

[5]

The revised treatment of the Toll Charge is based on management’s estimate of the tax benefit and related uncertain tax position as of December 31, 2018, which is management’s estimate pursuant to SEC Staff Accounting Bulletin No. 118, and the uncertain tax position related to the Toll Charge may be subject to further adjustment in subsequent periods based on future circumstances, such as final IRS Toll Charge regulations published in January 2019, and on management’s judgment and estimates.

Total online advertising revenues, which include revenues from the brand advertising and search and search-related advertising businesses, for 2018 were US$1.25 billion, up 12% compared with 2017.

Brand advertising revenues for 2018 were US$232 million, down 26% compared with 2017. The decrease was mainly due to declines in portal, video and real estate advertising revenues.

Search and search-related advertising revenues for 2018 were US$1.02 billion, up 28% compared with 2017.

Online game revenues for 2018 were US$390 million, down 13% compared with 2017. The year-over-year decrease was mainly from Legacy TLBB Mobile, which was launched in the second quarter of 2017, and TLBB 3D.

Gross Margin

Both GAAP and non-GAAP gross margin was 43% for 2018, compared with 44% in 2017.

Both GAAP and non-GAAP gross margin for the online advertising business for 2018 was 32%, compared with 30% in 2017.

Both GAAP and non-GAAP gross margin for the brand advertising business for 2018 was 20%, compared with negative 16% in 2017. The increase was mainly attributable to a decrease in video content cost and impairment charges recognized in 2017.

GAAP gross margin for the search and search-related advertising business for 2018 was 35%, compared with 48% in 2017. Non-GAAP gross margin for the search and search-related advertising business for 2018 was 35%, compared with 49% in 2017. The year-over-year decrease primarily resulted from increases in traffic acquisition costs outpacing revenue growth.

Both GAAP and non-GAAP gross margin for online games for 2018 was 84%, compared with 86% in 2017.

Operating Expenses

For 2018, GAAP operating expenses totaled US$972 million, down 6% compared with 2017. Non-GAAP operating expenses were US$970 million, down 2% compared with 2017. The change was primarily attributable to impairment charges of approximately US$87 million recognized by Changyou in 2017 related to the MoboTap business, offset by increased product and development expenses.

Operating Loss

GAAP operating loss for 2018 was US$161 million, compared with an operating loss of US$209 million in 2017.

Non-GAAP operating loss for 2018 was US$158 million, compared with an operating loss of US$164 million in 2017.

Income Tax Expense

GAAP income tax benefit for 2018 was US$13 million, compared with income tax expense of US$273 million in 2017. Non-GAAP income tax expense for 2018 was US$62 million, compared with income tax expense of US$58 million in 2017. The change from GAAP income tax expense to income tax benefit for 2018 from 2017 resulted from management’s re-evaluation and adjustment of the tax expense previously recognized for the Toll Charge in the fourth quarter of 2017.

Net Loss

GAAP net loss attributable to Sohu.com Limited for 2018 was US$161 million, or US$4.13 loss per fully-diluted ADS, compared with a net loss of US$556 million in 2017. Non-GAAP net loss attributable to Sohu.com Limited for 2018 was US$237 million, or US$6.08 loss per fully-diluted ADS, compared with a net loss of US$310 million in 2017.

Business Outlook

For the first quarter of 2019, Sohu estimates:

•	Total revenues to be between US$390 million and US$415 million.

•	Brand advertising revenues to be between US$45 million and US$50 million; this implies an annual decrease of 11% to 20% and a sequential decrease of 13% to 21%.

•	Sogou revenues to be between US$231 million and US$241 million; this implies an annual decrease of 3% to 7% and a sequential decrease of 19% to 22%.

•	Online game revenues to be between US$80 million and US$90 million; this implies an annual decrease of 15% to 24% and a sequential decrease of 4% to 15%.

•

Non-GAAP net loss attributable to Sohu.com Limited. to be between US$50 million and US$60 million, and non-GAAP loss per fully-diluted ADS to be between US$1.30 and US$1.55. GAAP net loss attributable to Sohu.com Limited to be between US$55 million and US$65 million, and GAAP loss per fully-diluted ADS to be between US$1.40 and US$1.65.

For the first quarter 2019 guidance, the Company has adopted a presumed exchange rate of RMB6.90=US$1.00, as compared with the actual exchange rate of approximately RMB6.36=US$1.00 for the first quarter of 2018, and RMB6.91=US$1.00 for the fourth quarter of 2018.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per share, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expenses and non-cash tax benefits from excess tax deductions related to share-based awards; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognize in connection with the Toll Charge. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; and income tax expense, income tax benefit, uncertain tax position, and interest recognized in relation to the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; non-cash tax benefits from excess tax deductions related to share-based awards; income/expense from the adjustment of contingent consideration previously recorded for acquisitions; dividend and deemed dividend to non-controlling preferred shareholders; the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge; the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, and dividend and deemed dividend to non-controlling preferred shareholders, and also excluded the one-time income tax expense recognized in the fourth quarter of 2017 as a result of the Toll Charge imposed by the TCJA and the subsequent re-evaluation for the fourth quarter of 2018 and adjustment of the tax expense previously recognized for the Toll Charge, the resulting recognition of a previously unrecognized tax benefit and recording of an uncertain tax position related to the balance of the Toll Charge, and interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per share, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards, income/expense from the adjustment of contingent consideration previously recorded for acquisitions, dividend, and deemed dividend to non-controlling preferred shareholders is that the impact of share-based awards and non-cash tax benefits from excess tax deductions related to share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future, income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future, and dividend and deemed dividend to non-controlling preferred shareholders may recur when Sohu and its affiliates enter into equity transactions. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited interim financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; Sohu’s current and projected future losses due to increased spending by Sohu for video content; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; and the impact of the U.S. TCJA. Further information regarding these and other risks is included in Sohu’s annual report on Form 10-K for the year ended December 31, 2017, and other filings with the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 8:30 a.m. U.S. Eastern Time, February 1, 2019 (9:30 p.m. Beijing/Hong Kong time, February 1, 2019) following the quarterly results announcement.

The dial-in details for the live conference call are:

US Toll-Free:	+1-866-519-4004
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China Mainland	+86-800-819-0121 / +86-400-620-8038
Passcode:	SOHU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:30 a.m. Eastern Time on February 1 through February 8, 2019. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	9187839

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and leading online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu.com, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-third year of operation.

For investor and media inquiries, please contact:

In China:

Mr. Eric Yuan
Sohu.com Limited
Tel:	+86 (10) 6272-6593
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended				Twelve Months Ended
	Dec. 31, 2018		Sep. 30, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Revenues:
Online advertising
Brand advertising	$57,222		$56,958	$71,751	$231,945	$314,066
Search and search-related advertising	276,666		255,130	247,054	1,022,456	801,199

Subtotal	333,888		312,088	318,805	1,254,401	1,115,265

Online games	94,106		95,971	109,383	389,788	449,533
Others	54,204		51,763	81,442	238,840	296,164

Total revenues	482,198		459,822	509,630	1,883,029	1,860,962

Cost of revenues:
Online advertising
Brand advertising (includes stock-based compensation expense of $-34, $-14, $-1,034, $-707 and $-415, respectively)	42,485		44,059	82,932	184,474	363,592
Search and search-related (includes stock-based compensation expense of $-48, $235, $535, $669 and $540, respectively)	183,678		167,664	118,683	664,164	412,904

Subtotal	226,163		211,723	201,615	848,638	776,496

Online games (includes stock-based compensation expense of $7, $-3, $1, $-31 and $73, respectively)	14,499		14,902	17,097	60,981	62,775
Others	35,633		33,716	56,987	162,102	195,895

Total cost of revenues	276,295		260,341	275,699	1,071,721	1,035,166

Gross profit	205,903		199,481	233,931	811,308	825,796
Operating expenses:
Product development (includes stock-based compensation expense of $919, $2,362, $14,048, $6,132 and $$23,547, respectively)	108,611		107,164	122,767	441,161	412,173
Sales and marketing (includes stock-based compensation expense of $216, $201, $3,976, $405 and $5,915, respectively)	102,112		106,056	116,179	400,579	413,045
General and administrative (includes stock-based compensation expense of $470, $-1,062, $1,486, $-4,372 and $15,816, respectively)	26,828		35,078	35,829	113,724	122,874
Goodwill impairment and impairment of intangibles via acquisitions of businesses	16,369	[6]	—	—	16,369	86,882

Total operating expenses	253,920		248,298	274,775	971,833	1,034,974

Operating loss	(48,017)		(48,817)	(40,844)	(160,525)	(209,178)

Other income	13,073		28,822	4,321	64,167	6,658
Interest income	6,457		4,658	7,357	24,079	24,138
Interest expense	(5,279)		(6,174)	(2,567)	(17,538)	(4,088)
Exchange difference	(378)		7,970	(4,059)	9,026	(14,385)

Loss before income tax expense	(34,144)		(13,541)	(35,792)	(80,791)	(196,855)
Income tax expense/(benefit)	(69,557)		(13,145)	233,785	(13,432)	273,148

Net income/(loss)	35,413		(396)	(269,577)	(67,359)	(470,003)

Less: Net income attributable to the noncontrolling interest shareholders	20,773		33,870	24,558	92,723	84,523

Net loss attributable to Sohu.com Limited	14,640		(34,266)	(294,135)	(160,082)	(554,526)

Basic net income/(loss) per ADS attributable to Sohu.com Limited	$0.37		$(0.88)	$(7.56)	$(4.11)	$(14.27)

ADS used in computing basic net loss per ADS attributable to Sohu.com Limited	39,069		38,936	38,888	38,959	38,858

Diluted net income/(loss) per ADS attributable to Sohu.com Limited	$0.37		$(0.89)	$(7.57)	$(4.13)	$(14.30)

ADS used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,234		38,936	38,888	38,959	38,858

[6]

The impairment was mainly related to Changyou’s 17173.com website business. The launch of new initiatives for the 17173.com website fell behind schedule in the fourth quarter of 2018, and the profit outlook of the business remained uncertain. In addition, due to more stringent regulations, there was a significant decline in the number of new game launches in the market, so the number of games marketed on 17173.com also fell. As a result, Changyou determined that the future performance of 17173.com would likely fall short of expectations, and that impairment charges were required.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2018	As of Dec. 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$819,713	$1,366,115
Restricted cash	5,974	1,908
Short-term investments	1,041,395	818,934
Accounts receivable, net	242,361	250,468
Prepaid and other current assets	207,117	192,676

Total current assets	2,316,560	2,630,101

Long-term investments	108,356	90,145
Fixed assets, net	504,998	529,717
Goodwill	53,263	71,565
Intangible assets, net	24,118	23,060
Restricted time deposits[7]	244,179	271
Prepaid non-current assets	3,107	4,211
Other assets	43,928	40,169

Total assets	$3,298,509	$3,389,239

LIABILITIES
Current liabilities:
Accounts payable	$295,954	$288,394
Accrued liabilities	301,915	343,106
Receipts in advance and deferred revenue	124,782	127,758
Accrued salary and benefits	112,898	102,087
Taxes payable	93,569	96,541
Short-term bank loans	129,677	61,216
Other short-term liabilities	124,085	136,300

Total current liabilities	$1,182,880	$1,155,402

Long-term accounts payable	752	1,157
Long-term Bank Loans	302,323	122,433
Long-term tax liabilities	259,603	293,010

Total long-term liabilities	$562,678	$416,600

Total liabilities	$1,745,558	$1,572,002

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	588,840	750,634
Noncontrolling Interest	964,111	1,066,603

Total shareholders’ equity	$1,552,951	$1,817,237

Total liabilities and shareholders’ equity	$3,298,509	$3,389,239

[7]

In October 2018, to roll over matured offshore financing facilities, Changyou entered into a bank loan agreement pursuant to which it has drawn down U.S. dollar-denominated loans in the aggregate amount of US$220 million that are secured by restricted time deposits of RMB1.7 billion (approximately US$244 million). All of the loans carry a floating rate of interest based on the LIBOR. All of the loans are due to be repaid, and accordingly the restricted time deposits released, in 2021.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Dec. 31, 2018				Three Months Ended Sep. 30, 2018				Three Months Ended Dec. 31, 2017
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		(34)	(a)			(14)	(a)			(1,034)	(a	)

Brand advertising gross profit	$14,737	$(34)		$14,703	$12,899	$(14)		$12,885	$(11,181)	$(1,034)			$(12,215)

Brand advertising gross margin	26%			26%	23%			23%	-16%				-17%

		(48)	(a)			235	(a)			535	(a	)

Search and search-related advertising gross profit	$92,988	$(48)		$92,940	$87,466	$235		$87,701	$128,371	$535			$128,906

Search and search-related advertising gross margin	34%			34%	34%			34%	52%				52%

		(82)	(a)			221	(a)			(499)	(a	)

Online advertising gross profit	$107,725	$(82)		$107,643	$100,365	$221		$100,586	$117,190	$(499)			$116,691

Online advertising gross margin	32%			32%	32%			32%	37%				37%

		7	(a)			(3)	(a)			1	(a	)

Online games gross profit	$79,607	$7		$79,614	$81,069	$(3)		$81,066	$92,286	$1			$92,287

Online games gross margin	85%			85%	84%			84%	84%				84%

Others gross profit	$18,571	$—	(a)	$18,571	$18,047	$—	(a)	$18,047	$24,455	$—	(a	)	$24,455

Others gross margin	34%			34%	35%			35%	30%				30%

		(75)	(a)			218	(a)			(498)	(a	)

Gross profit	$205,903	$(75)		$205,828	$199,481	$218		$199,699	$233,931	$(498)			$233,433

Gross margin	43%			43%	43%			43%	46%				46%

Operating expenses	$253,920	$(1,605)	(a)	$252,315	$248,298	$(1,501)	(a)	$246,797	$274,775	$(19,510)	(a	)	$255,265

		1,530	(a)			1,719	(a)			19,012	(a	)

Operating loss	$(48,017)	$1,530		$(46,487)	$(48,817)	$1,719		$(47,098)	$(40,844)	$19,012			$(21,832)

	Three Months Ended Dec. 31, 2018				Three Months Ended Sep. 30, 2018				Three Months Ended Dec. 31, 2017
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
Operating margin	-10%			-10%	-11%			-10%	-8%				-4%

Income tax benefit/(expense)	$69,557	$(74,160)	(c,d)	$(4,603)	$13,145	$(1,286)	(c,d)	$11,859	$(233,785)	$214,819	(d	)	$(18,966)

		1,530	(a)			1,719	(a)			19,012	(a	)
		267	(c)			3,861	(c)			—
		(74,071)	(d)			—				214,819	(d	)

Net income/(loss) before non-controlling interest	$35,413	(72,274)		(36,861)	$(396)	$5,580		$5,184	$(269,577)	$233,831			$(35,746)

		1,530	(a)			1,719	(a)			19,012	(a	)
		(976)	(b)			(2,571)	(b)			(17,545)	(b	)
		267	(c)			3,861	(c)			—
		(74,071)	(d)			—				214,819	(d	)

Net income/(loss) attributable to Sohu.com Limited for diluted net loss per ADS	$14,511	(73,250)		(58,739)	$(34,685)	$3,009		(31,676)	$(294,543)	$216,286			(78,257)

Diluted net income/(loss) per ADS attributable to Sohu.com Limited	$0.37			(1.50)	$(0.89)			(0.81)	$(7.57)				(2.01)

Shares used in computing diluted net loss per ADS attributable to Sohu.com Limited	39,234			39,069	38,936			38,936	38,888				38,888

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust Sohu’s economic interests in Changyou and Sogou attributable to the above non-GAAP adjustments. This adjustment does not have an impact on income tax expense.
(c)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(d)	To adjust for the effect of the U.S. TCJA.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Twelve Months Ended Dec. 31, 2018					Twelve Months Ended Dec. 31, 2017
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		(707)	(a	)			(415)	(a	)

Brand advertising gross profit	$47,471	$(707)			$46,764	$(49,526)	$(415)			$(49,941)

Brand advertising gross margin	20%				20%	-16%				-16%

		669	(a	)			540	(a	)

Search and search-related advertising gross profit	$358,292	$669			$358,961	$388,295	$540			$388,835

Search and search-related advertising gross margin	35%				35%	48%				49%

		(38)	(a	)			125	(a	)

Online advertising gross profit	$405,763	$(38)			$405,725	$338,769	$125			$338,894

Online advertising gross margin	32%				32%	30%				30%

		(31)	(a	)			73	(a	)

Online games gross profit	$328,807	$(31)			$328,776	$386,758	$73			$386,831

Online games gross margin	84%				84%	86%				86%

Others gross profit	$76,738	$—	(a	)	$76,738	$100,269	$—	(a	)	$100,269

Others gross margin	32%				32%	34%				34%

		(69)	(a	)			198	(a	)

Gross profit	$811,308	$(69)			$811,239	$825,796	$198			$825,994

Gross margin	43%				43%	44%				44%

Operating expenses	$971,833	$(2,165)	(a	)	$969,668	$1,034,974	$(45,278)	(a	)	$989,696

		2,096	(a	)			45,476	(a	)

Operating loss	$(160,525)	$2,096			$(158,429)	$(209,178)	$45,476			$(163,702)

	Twelve Months Ended Dec. 31, 2018					Twelve Months Ended Dec. 31, 2017
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
Operating margin	-9%				-8%	-11%				-9%

Income tax benefit/(expense)	$13,432	$(75,281)	(d,e	)	$(61,849)	$(273,148)	$214,819	(d	)	$(58,329)

		2,096	(a	)			45,476	(a	)
		—					5,754	(c	)
		(74,071)	(d	)			214,819	(d	)
		3,634	(e	)			—

Net loss before non-controlling interest	$(67,359)	$(68,341)			$(135,700)	$(470,003)	$266,049			$(203,954)

		2,096	(a	)			45,476	(a	)
		(7,574)	(b	)			(20,624)	(b	)
		—					5,754	(c	)
		(74,071)	(d	)			214,819	(d	)
		3,634	(e	)			—

Net loss attributable to Sohu.com Limited for diluted net loss per ADS	$(160,959)	(75,915)			(236,874)	$(555,791)	$245,425			$(310,366)

Diluted net loss per ADS attributable to Sohu.com Limited.	$(4.13)				$(6.08)	$(14.30)				$(7.99)

ADS used in computing diluted net loss per ADS attributable to Sohu.com Limited	38,959				38,959	38,858				38,858

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method.
(b)	To adjust Sohu’s economic interests in Changyou and Sogou attributable to the above non-GAAP adjustments.
(c)	To adjust impairment loss of available-for-sale securities of an investee that is unrelated to the Company’s current business operations.
(d)	To adjust for the effect of the U.S. TCJA.
(e)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.